Confidential Draft Submission No. 2 submitted to the Securities and Exchange Commission on March 23, 2018. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Unity Biotechnology, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	26-4726035 (I.R.S. Employer Identification Number)

3280 Bayshore Blvd

Brisbane, California 94005

(650) 416-1192

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Keith R. Leonard Jr.

Chairman and Chief Executive Officer

Unity Biotechnology, Inc.

3280 Bayshore Blvd, Suite 100

Brisbane, California 94005

(650) 416-1192

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Brian J. Cuneo, Esq. Alan C. Mendelson, Esq. Mark V. Roeder, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Tamara L. Tompkins, Esq. General Counsel and Corporate Secretary Unity Biotechnology, Inc., Suite 100 3280 Bayshore Blvd Brisbane, California 94005 Telephone: (650) 416-1192 Facsimile: (415) 656-4371	Alan F. Denenberg, Esq. Stephen Salmon, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2004 Facsimile: (650) 752-3604

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The sole purpose of this amendment is to provide certain exhibits to the Registration Statement, as indicated in Item 16 of Part II of this amendment. No change is made to the preliminary prospectus constituting Part I of the Registration Statement or Items 13, 14, 15 or 17 of Part II of the Registration Statement. Accordingly, this amendment consists only of the facing page, this explanatory note, Part II and the signature page to the Registration Statement.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The Nasdaq Global Select Market listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
The Nasdaq Global Select Market Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky, qualification fees and expenses		*
Transfer Agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws, to be in effect immediately prior to the consummation of this offering, that will limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation will also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws will provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.2 hereto, and our amended and restated bylaws, to be attached as Exhibit 3.4 hereto, will provide for the indemnification provisions described above and elsewhere herein. We have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since January 1, 2015, which were not registered under the Securities Act.

1.	In January 2015, we issued an aggregate of 7,575,756 shares of our Series A-2 convertible preferred stock to seven accredited investors at $0.297 per share for aggregate proceeds to us of approximately $2.3 million.

2.	In January 2015, we issued a warrant to purchase 1,122,334 shares of Series A-2 convertible preferred stock at an exercise price of $0.223 per share to Nathaniel E. David.

3.	In June 2015, we issued 20,000 shares of our common stock to The Board of Trustees of the University of Arkansas in consideration of services rendered to us under a license agreement with said stockholder.

4.	In June and November 2015, we issued convertible promissory notes in the aggregate principal amount of approximately $4.0 million to six accredited investors.

5.	In January 2016 we issued 5,000 shares of our common stock to Wilson Sonsini Goodrich & Rosati, P.C. in consideration of services rendered to us.

6.	In February 2016, we issued an aggregate of 13,780,723 shares of our Series A-2 convertible preferred stock to six accredited investors at $0.297 per share in consideration of the cancellation of outstanding debt owed to such investors.

7.	In February 2016, we issued 1,573,340 and 393,335 shares of our common stock to Ascentage Pharma Group Corp. Ltd. and The Regents of the University of Michigan, respectively, as license fee payments under a license agreement with said stockholders. In October 2016, we issued 200,000 shares of our common stock to The Mayo Foundation for Education and Research as a license fee payment under a license agreement with such stockholder.

8.	In February, April, May, July, August, September and October 2016, we issued convertible promissory notes in the aggregate principal amount of approximately $16.9 million to nine accredited investors.

9.	In October 2016 and March, April, May and June 2017, we issued an aggregate of 43,584,440 shares of our Series B convertible preferred stock, including (i) 32,623,207 shares of Series B convertible preferred stock issued upon conversion of convertible promissory notes issued by us, at a per share price of $4.11, and (ii) 10,961,233 shares of Series B convertible preferred stock issued upon conversion of convertible promissory notes issued by us, in exchange for approximately $17.1 million in cancellation of indebtedness, for a total amount raised (including the cancellation of indebtedness) of approximately $151.2 million.

10.	In December 2017, we issued 37,500 shares of our common stock to the University of North Carolina at Chapel Hill Foundation, Inc. in consideration of services rendered to us by an individual related to such entity.

11.	In March 2018, we issued an aggregate of 10,592,232 shares of our Series C convertible preferred stock at a per share price of $5.1972 for a total amount raised of approximately $55.0 million.

12.	Since December 31, 2015, we granted stock options and stock awards outside of our 2013 Equity Incentive Plan, covering an aggregate of 2,343,998 shares of common stock, at a weighted-average exercise price of $1.16 per share.

13.	Since December 31, 2015, we granted stock options and stock awards to employees, directors and consultants under our 2013 Equity Incentive Plan, covering an aggregate of 17,613,184 shares of common stock, at a weighted-average exercise price of $0.79 per share. Of these, options covering an aggregate of 320,383 shares were cancelled without being exercised and 458,781 unvested shares were repurchased concurrent with employee terminations.

14.	Since December 31, 2015, we issued an aggregate of 8,127,103 shares of common stock at a weighted-average exercise price of $0.47 to employees, directors and consultants for cash consideration in the aggregate amount of approximately $3.8 million upon the exercise of stock options and stock awards.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1) through (11) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (12) through (14) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as amended, currently in effect.				X

3.2	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.				X

3.3	Bylaws, currently in effect.				X

3.4	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.				X

4.1	Reference is made to exhibits 3.1 through 3.4.

4.2*	Form of Common Stock Certificate.

4.3	Amended and Restated Investors’ Rights Agreement, dated as of October 14, 2016, by and among Unity Biotechnology, Inc. and the investors party thereto.				X

5.1*	Opinion of Latham & Watkins LLP.

10.1(a)	Lease Agreement, dated as of May 13, 2016, by and between Unity Biotechnology, Inc. and BMR-Bayshore Boulevard L.P.				X

10.1(b)	First Amendment to Lease Agreement, dated as of May 23, 2017, by and between Unity Biotechnology, Inc. and BMR-Bayshore Boulevard L.P.				X

10.2(a)	Space License Agreement, dated as of October 20, 2016, by and between Unity Biotechnology, Inc. and BMR-Bayshore Boulevard L.P.				X

10.2(b)	First Amendment to Space License Agreement, dated as of December 5, 2016, by and between Unity Biotechnology, Inc. and BMR-Bayshore Boulevard L.P.				X

10.2(c)	Second Amendment to Space License Agreement, dated as of January 30, 2017, by and between Unity Biotechnology, Inc. and BMR-Bayshore Boulevard L.P.				X

10.3(a)#	2013 Equity Incentive Plan.				X

10.3(b)#	Form of Stock Option Agreement under 2013 Equity Incentive Plan.				X

10.4(a)#	2018 Incentive Award Plan.				X

10.4(b)#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2018 Incentive Award Plan.				X

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.4(c)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2018 Incentive Award Plan.				X

10.4(d)#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2018 Incentive Award Plan.				X

10.5#	2018 Employee Stock Purchase Plan.

10.6#	Non-Employee Director Compensation Program.				X

10.7#	Form of Indemnification Agreement for directors and officers.				X

10.8#*	Employment Agreement, dated January 29, 2018, by and between Unity Biotechnology, Inc. and Keith R. Leonard Jr.				X

10.9#	Employment Agreement, dated January 29, 2018, by and between Unity Biotechnology, Inc. and Nathaniel E. David.				X

10.10#	Employment Agreement, dated January 29, 2018, by and between Unity Biotechnology, Inc. and Robert C. Goeltz II.				X

10.11#	Employment Agreement, dated January 29, 2018, by and between Unity Biotechnology, Inc. and Jamie Dananberg.				X

10.12#	Employment Agreement, dated January 29, 2018, by and between Unity Biotechnology, Inc. and Daniel G. Marquess.				X

10.13#	Employment Agreement, dated January 29, 2018, by and between Unity Biotechnology, Inc. and Tamara L. Tompkins.				X

10.14(a)†	Compound Library and Option Agreement, dated as of February 2, 2016, by and between Ascentage Pharma Group Corp. Ltd. and Unity Biotechnology, Inc.				X

10.14(b)†	APG1252 License Agreement, dated as of February 2, 2016, by and between Ascentage Pharma Group Corp. Ltd. and Unity Biotechnology, Inc.				X

10.14(c)*	Research Services Agreement, dated as of February 2, 2016, by and between Ascentage Pharma Group Corp. Ltd. and Unity Biotechnology, Inc.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney. Reference is made to the signature page to the Registration Statement.

*	To be filed by amendment.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
#	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Brisbane, California on                      , 2018.

Unity Biotechnology, Inc.

By:
Keith R. Leonard Jr. Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Keith R. Leonard Jr., Robert C. Goeltz II and Tamara L. Tompkins, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Keith R. Leonard Jr.	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	, 2018

Robert C. Goeltz II	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2018

Kristina M. Burow	Director	, 2018

Graham K. Cooper	Director	, 2018

Nathaniel E. David	President and Director	, 2018

David L. Lacey	Director	, 2018

Robert T. Nelson	Director	, 2018

Camille D. Samuels	Director	, 2018